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                            March 26, 2021

       Inna Braverman
       Chief Executive Officer
       EWPG Holding AB (publ)
       52 Derech Menachem Begin St.
       Tel Aviv-Yafo, Israel 6713701

                                                        Re: EWPG Holding AB
(publ)
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 1,
2021
                                                            CIK No. 0001846715

       Dear Ms. Braverman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Regisration Statement on Form F-1 submitted March 1, 2021

       Prospectus Summary, page 1

   1. Where you make qualitative statements about the wave energy industry, provide objective support, or identify
the statements as your belief. For example, on page 1, you make the following statements
about wave energy:

                                                              "[T]he renewable
energy industry, which is expected to see $3.4 trillion in new investment in the
next decade."
                                                              "Wave energy is
considered to have the highest energy production rate of any renewable energy
source, producing energy 90% of the time, which also has the potential capacity
to become one of the cheapest and cleanest."
 Inna Braverman
FirstName  LastNameInna
EWPG Holding    AB (publ)Braverman
Comapany
March      NameEWPG Holding AB (publ)
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
                "However, offshore installations typically give rise to certain critical issues that may
              make commercialization difficult."
Prospectus Summary
Our Pipeline Projects and Achievements, page 2

2. We note your disclosure that you "currently have a total of 260.5 megawatts in your project pipeline worldwide, consisting of Power Purchase Agreements, Concession
         Agreements and other agreements in various stages, including letters of intent." Clarify to disclose whether you have any definitive agreements in place for the sale of electricity generated from your WEC technology and the total aggregate megawatts covered by those definitive agreements. At an appropriate section, describe the material terms of your material agreements and file them as exhibits with your registration statement. If you do not have any definitive power purchase agreements in place, please make that clear.
Risk Factors
Our research and development costs are substantial and may increase in the future, page 26

3. We note the disclosure that your research and development costs are substantial and may increase in the future. You further state that you have entered into a joint venture agreement with EDF Renewables IL and you suggest cost sharing as a component of such agreement(s). Expand your disclosure here or on page 66 to further describe the joint venture agreement with EDF Renewables IL. Alternatively, provide an analysis explaining why it is not necessary.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 36

4. Please revise this risk factor to highlight the potential for increased costs to bring a claim arising under the deposit agreement and disclose whether the jury trial waiver provision applies to purchasers in secondary transactions.
Use of Proceeds, page 41

5. We note the general disclosure that you intend to use the net proceeds from this offering for building additional wave energy arrays and other services to meet potential market demand, advancing the development of new products, enabling your sales and marketing and for other general corporate purposes. Revise to specifically discuss in greater detail the uses of net proceeds from this offering. As applicable, state the approximate amount of proceeds to be used for each identified use of proceeds. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 47

6. Revise your overview discussion to include more detail regarding your projects in development. In this regard, revise your disclosure to discuss the estimated completion
 Inna Braverman
FirstName  LastNameInna
EWPG Holding    AB (publ)Braverman
Comapany
March      NameEWPG Holding AB (publ)
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
         costs, or range of costs, of each project in development. Additionally, discuss any anticipated milestones of each project in development.
Beneficial Ownership of Principal Shareholders and Management, page 82

7. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Pirveli Investments Ltd.
Underwriting, page 105

8. We note that the footnote to the tabular information here states that you have agreed to pay the underwriters a commission of "(a) 3.0% of the gross proceeds to be raised from
         [y]our existing shareholders and (b) 7.0% of the gross proceeds raised from all other investors." Please revise, as appropriate, and clarify whether your existing shareholders will be selling shares in connection with this offering.
Note 2 - Significant Accounting Policies:, page F-9

9. Please revise to disclose your operating and reportable segments as required by paragraphs 20-24 of IFRS 8.
Exhibits

10. We note your disclosure that you have entered into written employment agreements with each of your executive officers. Please file the employment agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
General

11. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
12. Please disclose whether the company will be a "controlled company" under NASDAQ's rules following the initial public offering and provide appropriate disclosure on the prospectus cover page and risk factors to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page 33 indicating that certain beneficial owners will be able to exert significant control over matters submitted for shareholder vote.
 Inna Braverman
EWPG Holding AB (publ)
March 26, 2021
Page 4

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the financial statements and related matters. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-
3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNameInna Braverman
                                                         Division of
Corporation Finance
Comapany NameEWPG Holding AB (publ)
                                                         Office of Energy &
Transportation
March 26, 2021 Page 4
cc:       Howard Berkenblit
FirstName LastName